

April 11, 2013

Via E-mail
Mr. Graham Hetherington
Chief Financial Officer
Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24, Republic of Ireland

Re: **Shire plc**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 25, 2013
File No. 000-29630

Dear Mr. Hetherington:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations for the years to December 31, 2012 and 2011
Product sales, page 51

1. Regarding changes in product sales, disclosure should quantify the amount of the change due to price versus volume, explain what caused the price or volume change, and discuss the expected effect, if any, of each cause on future results of operations. Please provide us proposed disclosure to be included in future periodic reports related to changes in 2012 sales as compared to 2011 for VYVANSE, ADDERALL XL and VPRIV. In this regard, address the following:
    - VYVANSE
        - the amount of change in sales due to the increase in volume and due to the increase in price; and

- o the cause of the increase in prescription demand and growth in the US ADHD market and its expected effect, if any, on future results of operations.
- ADDERALL XL
  - o the expected effect, if any, of the generic competition on future results of operations.
- VPRIV
  - o the cause of the increase in the number of patients on therapy and its expected effect, if any, on future results of operations.

Notes to the Consolidated Financial Statements
Note 3. Business Combinations, page F-21

2. Throughout your footnote, you state that your acquisitions were accounted for as purchase business combinations. Please tell us how using purchase method complies with the acquisition method as described in ASC 805.

Note 26. Taxation, page F-54

3. You are recognizing a US R&D credit in 2012. Please tell us what the R&D credit represents given that the federal U.S. research and development tax credit expired in 2012 and was not retroactively reinstated until January 2, 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Senior Review Accountant, at (202) 551-3613 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant